UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2013

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2013 second quarter and six months ended June 30, 2013. A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited) June 30,	(Audited) December 31,
	2013	2012
	HK$	HK$

ASSETS

Current assets
Cash and cash equivalents	297,848	309,862
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2012 and June 30, 2013, respectively	251,316	257,299
Inventories	88,811	97,467
Deposits, prepayment and other receivables	58,160	35,471
Total current assets	696,135	700,099

Property, plant and equipment, net	400,379	440,383
Prepaid lease payments, net	22,943	23,719
Other assets	10,883	14,503
Deferred tax assets	2,732	-
Intangible assets	438	438
Total assets	1,133,510	1,179,142

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	54,975	96,892
Trade payables	134,219	151,436
Other payables and accruals	95,909	115,715
Tax payable	39,206	25,225
Total current liabilities	324,309	389,268

Deferred tax liabilities	-	11,629
Total liabilities	324,309	400,897

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 14,292,228 and 13,598,128 shares issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	107	112
Additional paid-in capital	57,340	85,332
Accumulated other comprehensive income	16,821	14,524
Retained earnings	734,933	678,277
Total shareholders’ equity	809,201	778,245

Total liabilities and shareholders’ equity	1,133,510	1,179,142

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
	2013	2012	2013	2012
	HK$	HK$	HK$	HK$

Revenues	300,381	353,510	595,067	613,643
Cost of revenues	(223,637)	(313,966)	(457,409)	(549,598)
Gross profit	76,744	39,544	137,658	64,045

Operating expenses, net
Selling, general and administrative expenses	(41,781)	(21,991)	(79,725)	(42,697)
Other income	2,644	530	2,730	1,117
Gain/(loss) on disposal of property, plant and equipment	(2,705)	(511)	(2,772)	38
Total operating expenses, net	(41,842)	(21,972)	(79,767)	(41,542)

Income from operations	34,902	17,572	57,891	22,503

Interest income	54	49	105	94
Interest expense	(290)	(554)	(678)	(1,214)
Income before income tax expense	34,666	17,067	57,318	21,383

Income tax expense	9,812	(3,044)	(662)	(4,618)
Net income	44,478	14,023	56,656	16,765

Other comprehensive income
Foreign currency translation adjustment	979	-	2,297	119
Comprehensive income attributable to Plastec Technologies, Ltd.	45,457	14,023	58,953	16,884

Net income per share:

Weighted average number of ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Weighted average number of diluted ordinary shares	13,666,376	14,342,697	13,725,640	14,685,790

Basic income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$3.3	HK$1.0	HK$4.1	HK$1.1

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at April 30, 2012 and at May 1, 2012	14,352,903	112	77,967	15,514	618,454	712,047

Net income for the year	-	-	-	-	59,823	59,823
Share repurchases	(60,675)	-	(2,840)	-	-	(2,840)
Capital contribution	-	-	10,205	-	-	10,205
Cumulative translation adjustment	-	-	-	(990)	-	(990)
Balance at December 31, 2012 and at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the period	-	-	-	-	56,656	56,656
Share repurchases	(694,100)	(5)	(32,479)	-	-	(32,484)
Warrant repurchases (Note)			(31)			(31)
Capital contribution	-	-	4,518	-	-	4,518
Cumulative translation adjustment	-	-	-	2,297	-	2,297
Balance at June 30, 2013	13,598,128	107	57,340	16,821	734,933	809,201

Note: 80,000 warrants were re-purchased during the period

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2013	2012
	HK$	HK$
Operating activities
Net income	56,656	16,765
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	64,509	78,238
Loss/(gain) on disposal of property, plant and equipment	2,772	(38)
Deferred tax credit	(14,361)	-
Changes in operating assets and liabilities:
Trade receivables	5,983	(82,937)
Inventories	8,655	12,398
Deposits, prepayment and other receivables	(22,690)	(10,551)
Trade payables	(17,217)	9,865
Other payables and accruals	(19,805)	14,487
Tax payables	13,981	4,945
Net cash provided by operating activities	78,483	43,172

Investing activities
Purchase of property, plant and equipment	(19,842)	(32,352)
Proceeds from disposal of property, plant and equipment	1,833	5,997
Deposits for purchase of property, plant and equipment	(353)	(10,883)
Net cash used in investing activities	(18,362)	(37,238)

Financing activities
Repurchases of shares and/or warrants	(32,515)	(2,840)
Net repayment of bank borrowings	(41,917)	(10,204)
Repayment of capital lease obligations	-	(1,423)
Net cash used in financing activities	(74,432)	(14,467)

Net decrease in cash and cash equivalents	(14,311)	(8,533)

Effect of exchange rate changes on cash and cash equivalents	2,297	119

Cash and cash equivalents, beginning of period	309,862	187,072
Cash and cash equivalents, end of period	297,848	178,658

Supplementary disclosures of cash flow information:
Interest paid, net	573	1,120
Income taxes paid/(refunded)	1,043	(327)

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the second quarter ended June 30, 2013 compared to the second quarter ended June 30, 2012

We recorded an approximately 15% decline in revenue for the second quarter ended June 30, 2013 to HK$300.4 million compared to the corresponding period in the prior year. Whilst we continued our efforts in soliciting sales orders from existing customers for their new products launchings as well as orders from new customers, overall our sales declined during the period due to a reduction in lower margin products orders from our existing customers.

Despite the foregoing revenue decline, we recorded increased gross profit by approximately 94.1% to HK$76.7 million compared to the corresponding period in the prior year. The increased gross profit was attributable to better margins for those new products launched by our customers compared to lower margins product mix in the corresponding period in the prior year due to the difficult economic environment during that time, and also our on-going efforts in streamlining our manufacturing process and controlling direct wages and factory overheads, within the product mix requirements. As a result, our gross profit margin improved to 25.5% from 11.2% compared to the corresponding period in the prior year.

Total selling, general and administrative expenses increased by approximately 90.0% to HK$41.8 million compared to the corresponding period in the prior year, mainly as a result of increased salary and allowances for supervisory and administration staff during the period.

We recorded a tax credit of HK$9.8 million in the second quarter ended June 30, 2013 compared to an income tax expense of HK$3.0 million in the corresponding period in the prior year. The tax credit resulted from disposals of certain fixed assets associated with deferred tax liabilities that had to be eliminated and credited to the income statement.

Net income after tax increased by approximately 217.2% to HK$44.5 million in the second quarter ended June 30, 2013, compared to net income after tax of HK$14.0 million in the corresponding period in prior year.

Operating results for the six months ended June 30, 2013 compared to the six months ended June 30, 2012

Revenue for the six months ended June 30, 2013 decreased by approximately 3.0% to HK$595.1 million compared to the corresponding period in the prior year. However, we reported an increased and improved gross profit to HK$137.7 million in the six months ended June 30, 2013 compared to HK$64.0 million in the corresponding period in the prior year. In addition to our efforts in reducing costs of revenue, the improvement resulted from better margins for those new products launched by our customers compared to lower margins product mix in the corresponding period in the prior year due to the difficult economic environment during that time. Accordingly, our gross profit margin improved to 23.1% compared to 10.4% in the corresponding period in the prior year.

Total selling, general and administrative expenses increased by approximately 86.7% to HK$79.7 million compared to the corresponding period in the prior year mainly as a result of increased salary and allowances for supervisory and administration staff during the six month period.

Income tax expense, after the tax credit, was HK$0.7 million compared to HK$4.6 million in the corresponding period in the prior year.

We recorded net income after tax of HK$56.7 million in the six months ended June 30, 2013, compared to net income after tax of HK$16.8 million in the corresponding period in prior year, or increased by approximately 237.9%.

Balance sheet positions as at June 30, 2013 compared to December 31, 2012

Total assets decreased by HK$45.6 million or approximately 3.9% to HK$1,133.5 million as at June 30, 2013 compared to HK$1,179.1 million in the corresponding period in the prior year. This decrease was mainly attributed to a HK$40.0 million decrease in net book value of fixed assets, a HK$12.0 million decrease in cash and cash equivalents after paying for shares and publicly held warrants repurchased during the period, and a HK$8.7 million decrease in inventories, against a HK$22.7 million increase in deposits, prepayment and other receivables.

Total liabilities decreased by HK$76.6 million or approximately 19.1% to HK$324.3 million as at June 30, 2013 compared to HK$400.9 million in the corresponding period in the prior year. This decrease was mainly attributed to a HK$41.9 million decrease in bank borrowing, a HK$19.8 million decrease in other payables and accruals, a HK$17.2 million decrease in trade payables, and a HK$11.7 million elimination in deferred tax liabilities, against a HK$14.0 million increase in tax payable.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the six months ended June 30, 2013, we recorded HK$14.3 million cash outflow as compared to HK$8.5 million cash outflow in the same corresponding period in the prior year. We generated HK$78.5 million cash inflow from operating activities as compared to HK$43.2 million cash inflow in the same corresponding period in the prior year. The increase was mainly offset by net cash used in financing activities of HK$74.4 million including HK$32.5 million used in shares and publicly held warrants repurchases and HK$41.9 million for net repayment of bank borrowings during the period, while our net cash used in financing activities was HK$14.5 million mainly for net repayment of bank borrowings in the same corresponding period in the prior year. Net cash used in investing activities for the period was HK$18.4 million for purchase of property, plant and equipment, compared to HK$37.2 million in the same corresponding period in the prior year which included the new buildings construction in our Shenzhen plant in the PRC.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By: /s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Chief Executive Officer

Dated: August 14, 2013